UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-34084

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

Popular, Inc. U.S.A 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 28, 2022

We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2022

Stamp E473993 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$123,918,770	$105,614,538
Annuity contract with insurance company, at contract value	15,253,794	13,695,189
Receivables
Employer contributions	1,766,962	122,120
Participant contributions	116,991	287,335
Dividend, interest and other receivables	56,184	56,813
Notes receivable from participants	2,022,428	2,235,089

Total receivables	3,962,565	2,701,357

Total assets	$143,135,129	$122,011,084

Liabilities
Accrued expenses	$88,144	$88,144

Total liabilities	$88,144	$88,144

Net assets available for benefits	$143,046,985	$121,922,940

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

Additions to assets available for benefits
Investment income:
Net appreciation in fair value of investments	$19,096,631
Interest and dividends	993,455

Total investment income	20,090,086

Interest income on notes receivable from participants	106,460

Total income from investments and notes receivable from participants	20,196,546

Contributions
Employer	3,821,904
Participants	5,696,472
Rollovers from qualified plans	1,462,682

Total contributions	10,981,058

Total additions	$31,177,604

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$9,550,698
Administrative expenses	502,861

Total deductions	$10,053,559

Net increase in assets available for benefits	$21,124,045

Net assets available for benefits:
Beginning of year	$121,922,940

End of year	$143,046,985

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

1. Description of Plan

The following description of the Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan provides the participants the ability to invest in mutual funds, single group annuity contract, pooled separate accounts and common stock in Popular, Inc. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 15, 2021, Popular Equipment Finance LLC (“PEF”), a newly formed wholly owned subsidiary of Popular Bank, completed the acquisition of certain assets and the assumptions of certain liabilities of K2 Capital Group LLC’s (“K2”). As part of the acquisition PEF retained 25 former employees of K2. As further detail below, a number of these former K2 employees became participants of the Plan.

Contributions

Participants may make pre-tax contributions up to the maximum permitted amount based on IRS limitations (maximum $19,500 in 2021), as defined in the Plan documents. Participants direct the investment of Plan contributions into various investment options offered by the Plan. Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2021 and 2020 to $6,500.

On October 1, 2021, the Plan was amended to provide former employees of K2 who became participants of the Plan immediate eligibility and previous service for vesting purposes in the value of their account, and the option to rollover Roth balances into the plan.

On July 1, 2021, the Plan was amended to provide that newly hired employees are automatically enrolled in the Plan at a pre-tax rate of 5% and a match formula of 50% for each dollar pre-tax contribution up to a maximum of 8%, increased from 6% before the amendment, of the participant’s contribution. As a result, the Corporation’s maximum effective formula is 4% of the total cash compensation.

The plan provides for an automatic annual increase of 1% to the employees’ pre-tax contribution until such contribution reaches a certain percent which at December 31, 2021 was 8%. Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

The Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as the Corporation’s Board of Directors may determine. At December 31, 2021, the plan had $1,669,955 included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits, related to discretionary contributions declared by the Corporation’s Board of Directors subsequent to the end of that fiscal year. There were no discretionary contributions for the year 2020.

The Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. In June 2022, the Corporation reviewed the matching contributions for the year 2021 and as a result made a True-Up contribution of $58,653, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2021.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

Participant accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit-sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Corporations’ matching and discretionary profit-sharing contributions plus actual earnings thereon is based on years of service since commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years, or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2021, and 2020 interest rates ranged from 4.25% to 6.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits and Withdrawals

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions balance, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions balance. Upon termination of service due to disability, retirement or other reasons, the Plan provides that benefits be distributed in a lump sum distribution in cash, with the exception of those participants that are required to receive required minimum distributions, in flexible installment distributions. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) which provides immediate and temporary relief for retirement plan sponsors and participants. The Plan has adopted the following relief provisions under the CARES Act:

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

•

For coronavirus-related distributions made to qualified individuals, as defined in the CARES Act, before December 31, 2020, the maximum allowed distribution was the lesser of the vested portion of the participant’s account balance in the Plan or $100,000. In addition, for active employees, a coronavirus-related distribution may be repaid at any time during a three-year period beginning on the day after the date on which the distribution was received.

•

For qualified individuals with outstanding loans, loan repayments during the period of March 27, 2020 through December 31, 2020, may be deferred for a 12-month period and the term of the loan will be extended by one year to accommodate the suspension period. Subsequent repayments will be adjusted to include accrued interest during the suspension period.

•	Required minimum distributions were suspended in 2020.

Plan termination

Although it has not expressed any intent to do so, the Plan Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a non-forfeitable right to their full account balance.

Plan Expenses and Administration

The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.

The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.

Forfeited accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2021, the Plan used forfeiture accounts to pay administrative expenses in the amount of $251,602, which included expenses accrued in prior year and $83,924 to cover the 2020 True-Up Contribution. Forfeited non-vested accounts amounted to $28,752 and $70,595 at December 31, 2021 and 2020, respectively.

Non-Participant Directed Investments

At December 31, 2021, there were no non-participant directed investments in the Plan.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10 “Fair Value Measurement”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2021 and 2020.

Administrative expenses

Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits included member service fees, loan expenses, recordkeeping services, audit fees as well as investment advisory fees. Participant accounts are charged quarterly for any applicable administrative expenses following an asset-based fee method. Forfeitures accounts are used to pay administrative expenses. The Plan Sponsor shall pay administrative expenses from its general assets to the extent funds are not available from the Plan’s forfeitures account and are not charged to the participant accounts.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the IRS, and are recorded when paid.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified by the IRS, and are recorded when received.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the Statement of Changes in Net Assets Available for Benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Payment of benefits

Benefits are recorded when paid.

Refundable contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2021 and 2020, the plan passed the non-discrimination test.

3. Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurement”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC Subtopic 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own judgements about assumptions that market participants would use in pricing the asset or liability.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted.These PSAs are classified as Level 2, except for the Principal U.S. Property SEP Account which is an investment in a real estate fund that measures fair value on a recurring basis based on the NAV of the underlying assets, using the practical expedient. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.

Popular, Inc. Common Stock: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2021 and 2020. Investments measured at net asset value per share as a practical expedient have not been classified in the fair value hierarchy but are presented in order to permit reconciliation of the plan’s assets.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual Funds	$—	$51,963,698	$—	$—	$51,963,698

Pooled separate accounts	—	59,218,237	—	1,394,801	60,613,038

Popular, Inc. Common Stock	11,342,034	—	—	—	11,342,034

Total assets at fair value	$11,342,034	$111,181,935	$—	$1,394,801	$123,918,770

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Measured at NAV	Total

Mutual Funds	$—	$43,905,705	$—	$—	$43,905,705

Pooled separate accounts	—	50,976,604	—	1,792,942	52,769,546

Popular, Inc. Common Stock	8,939,287	—	—	—	8,939,287

Total assets at fair value	$8,939,287	$94,882,309	$—	$1,792,942	$105,614,538

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

4. Investment Contract with Principal Life Insurance Company (“PLIC”)

The Plan invests in a single group annuity contract with a fixed rate of interest. In accordance with ASC Subtopic 820-10, this investment is presented in the financial statements at its contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Effective July 15, 2020, the Plan replaced the Principal Fixed Income Option 401(A)(K) (“PFIO”) single group annuity contract investment option with the Principal Fixed Income Guaranteed Option (“PFIGO”). Both of them are benefit-responsive group annuity contracts issued by PLIC.

Under the terms of both contracts, the crediting rate is reset on a semiannual basis. There was no minimum crediting rate.

The PFIGO and the PFIO are single group annuity contracts with a fixed rate of interest. They are not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contracts. The interest rate history for the contracts is as follows:

PFIGO			PFIO
Time Period	2021	2020	Time Period	2020
January 1 - May 31	1.60%	—	January 1 - June 30	1.10%
June 1 - November 30	1.55%	1.80%	July 1 - December 31	—
December 1 - December 31	1.55%	1.60%

Effective July 15, 2020, the Plan replaced the PFIO single group annuity contract investment option with the PFIGO. The PFIGO investment option crediting rate resets semiannually at December 1st and June 1st.

By definition, a group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.

Benefit payments are deducted from the value of the Guaranteed Interest Fund to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable to occur.

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5. Tax Status

The Plan has adopted the Principal 401(K) Volume Submitter Plan. Principal received a favorable opinion letter in which the Internal Revenue Service (“IRS”) stated that the form of such plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2021 and December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2021, the years 2018 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

7. Related Party Transactions

At December 31, 2021 and 2020, the Plan held 138,250 and 158,723 common shares of Popular, Inc., with a quoted market value of $11,342,034 and $8,939,287, respectively. During the year ended December 31, 2021, the Plan purchased 20,776 common shares of Popular, Inc., with an acquisition price of $1,499,069 and completed sales and distributions of 41,249 shares which had a carrying value of $1,358,703, resulting in a realized gain of $1,621,061. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

During the year ended December 31, 2021, the Plan Sponsor incurred in administrative expenses on behalf of the Plan amounting to $5,900.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $56,184 and $56,527, related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2021 and 2020, respectively, which were paid in January 2022 and 2021, respectively.

Included in the Plan assets are notes receivable from participants. At December 31, 2021 and 2020, notes receivable from participants amounted to $2,022,428 and $2,235,089, respectively. For the year ended December 31, 2021, interest income related to notes receivable from participants amounted to $106,460. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.

PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds AMER BAL R6 Fund	Mutual Fund 30,079 shares	**	$1,007,062
	American Funds AMCAP R6 Fund	Mutual Fund 175,495 shares	**	8,125,433
	Legg Mason BW GLBL Opps Bd IS Fund	Mutual Fund 44,188 shares	**	488,715
	Franklin US Govt Sec R6 Fund	Mutual Fund 169,737 shares	**	992,961
	JP Morgan Mid CAP VALUE R6 Fund	Mutual Fund 127,689 shares	**	5,309,297
	Metropolitan WT TL Rtn Bd Plan	Mutual Fund 516,111 shares	**	5,279,814
	MassMutual Prem Smcap Opp I Fund	Mutual Fund 241,359 shares	**	4,412,048
	MFS Value R6 Fund	Mutual Fund 127,729 shares	**	6,939,508
	Vanguard Ext Mk Index Adm Fund	Mutual Fund 12,243 shares	**	1,698,173
	Vanguard Instl Index Instl Fund	Mutual Fund 38,427 shares	**	15,593,197
	Vanguard Ttl BD Mkt Idx Adm Fund	Mutual Fund 111,237 shares	**	1,244,737
	Vanguard Ttl Intl Stk Idx Adm Fund	Mutual Fund 25,519 shares	**	872,753

	Total Mutual Funds		**	51,963,698
*	Principal Lifetime 2010 SEP Account	Pooled Separate Account 56,041 shares	**	1,853,916
*	Principal Lifetime 2015 SEP Account	Pooled Separate Account 9,256 shares	**	212,706
*	Principal Lifetime 2020 SEP Account	Pooled Separate Account 230,779 shares	**	9,242,042
*	Principal Lifetime 2025 SEP Account	Pooled Separate Account 42,019 shares	**	1,096,352
*	Principal Lifetime 2030 SEP Account	Pooled Separate Account 305,615 shares	**	13,731,755
*	Principal Lifetime 2035 SEP Account	Pooled Separate Account 38,097 shares	**	1,102,376
*	Principal Lifetime 2040 SEP Account	Pooled Separate Account 229,266 shares	**	11,335,091
*	Principal Lifetime 2045 SEP Account	Pooled Separate Account 56,949 shares	**	1,753,944
*	Principal Lifetime 2050 SEP Account	Pooled Separate Account 206,095 shares	**	10,302,402
*	Principal Lifetime 2055 SEP Account	Pooled Separate Account 47,779 shares	**	1,506,943
*	Principal Lifetime 2060 SEP Account	Pooled Separate Account 81,238 shares	**	2,166,383
*	Principal Lifetime 2065 SEP Account	Pooled Separate Account 23,309 shares	**	372,751
*	Principal Lifetime STR INC SEP Account	Pooled Separate Account 20,727 shares	**	594,438
*	Principal Diversified International SEP Account	Pooled Separate Account 30,254 shares	**	3,947,138
*	Principal US Property SEP Account	Pooled Separate Account 7,970 shares	**	1,394,801

	Total Pooled Separate Account			60,613,038
*	Principal Fixed Income Guaranteed Option***	Single Group Annuity Contract	**	15,253,794

*	Popular, Inc. Common Stock	Common Stock 138,250 shares	**	11,342,034

*	Participant loans	Participant loans with maturities ranging from 2022 to 2042 and interest ranging from 4.25% to 6.50%		2,022,428

				$141,194,992

*	Party in-interest
**	Cost is not required to be presented for participant directed investments
***	The Principal Fixed Income Guaranteed Option fund is presented at contract value

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN
(Registrant)

Date: June 28, 2022	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson
Popular, Inc. Benefits Committee
(Plan Administrator)